February 5, 2009
Angela Crane, Branch Chief
U. S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Dear Ms. Crane:
Below are our responses to your comments on the Misonix Form 10-K for the year ended June 30, 2008 filed September 26, 2008, file number 001-10986.
We appreciate your review and assistance in helping us comply with the applicable disclosure requirements and enhancements to our overall disclosure.
Form 10-K for the year ended June 30, 2008
Item7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18
Results of Operations — Other Income, page 21
SEC Comment:
1.
We refer to the loss from the sale of equipment included in other income for fiscal year 2007. We generally believe that gains and losses resulting from write-down or sale of assets previously used in operations should be classified as operating items in the income statement. This treatment appears consistent with the guidance prescribed by SFAS 144, as well. Accordingly, in future filings please classify these items in the operating section of the income statement.

Response:
We will classify these items in the operating section of the income statement in future filings for prospective transactions.
SEC Comment:
2. Acquisitions, page F-12
UKHIFU Limited, page F-14
2.
We note that you acquired a 60% equity position in UKHIFU Limited on March 27, 2006. Please explain how you accounted for this acquisition including the significant terms and purchase price. We note that you made payments of $50,000 and $60,000 to Imaging Equipment in fiscal years 2008 and 2007 and these payments were recorded as goodwill. Please tell us the facts and circumstances behind these payments and why recording as goodwill was appropriate. Cite the applicable U.S. GAAP that you relied upon to record this acquisition. Revise your disclosure in future filings to address our concern as well.

Response:
On March 27, 2006, the Company, through its wholly owned subsidiary Misonix LTD., acquired a 60% equity position in UKHIFU Limited for an initial payment of $200,000. Misonix accounted for this acquisition of 60% of UKHIFU using the purchase method of accounting, in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations (“SFAS 141”). Under SFAS 141 all assets and liabilities assumed were based on the estimated fair market values at date of acquisition and the excess of the cost over the amounts assigned to assets and liabilities assumed were recognized as goodwill.

The $50,000 and $60,000 payments made to Imaging Equipment in 2008 and 2007, respectively, represented contingent consideration for the 60% interest in UKHIFU in accordance with paragraph 27 of SFAS 141. The contingency relates to the payment to Imaging Equipment for principal plus interest of a small business loan in the name of Imaging Equipment. We accounted for this loan as a contingency because the loan was in the name of Imaging Equipment and was non transferable and Misonix agreed to pay the loan so long as UKHIFU was profitable. If the business was not profitable and/or Misonix decided to discontinue this business, we would not be under an obligation to make future payments on the loan. The Company did not deem the acquisition cost of $200,000 plus contingent payment of $50,000 and $60,000 in 2008 and 2007, respectively, to Imaging Equipment to be material and does not warrant disclosure in future filings.
SEC Comment:
Form 10-Q for the quarter ended September 30, 2008
Note 5. Focus Surgery, Inc.
3.
We note that you recorded a gain of $1,516,866 in other income during the three months ended September 30, 2008. We also note that your investment in Focus for both debt and equity were written down in 2001 as a result of both debt and equity being deemed impaired and you have carried the balance sheet at zero value since 2001. Please address the following:

•
Tell us about your obligation to provide financial support under the development and manufacturing agreements you entered into with Focus. We note that you continued to make loans to Focus after you wrote the investment to zero in 2001. We also note the balance of the debt owed to you at March 31, 2008 was approximately $1.3 million. Tell us your consideration of paragraph 19(i) of APB 18, which states that if the investor has otherwise become committed to provide financial support to the investee, future suspension of equity method losses would be prohibited.

Response:
Misonix is under no obligation to provide financial support to Focus Surgery. Our agreement is one that when Misonix has a desire to utilize the expertise of Focus Surgery to help with product development, we engage them to provide such a service.
Misonix is under no obligation to develop products through Focus or support Focus in any manner.
SEC Comment:
•	Regarding the gain of $1.5 million recorded, please clarify if the gain offsets previously unrecognized losses. Refer to the guidance in paragraph 19(i) of APB 18.
Response:
Focus Surgery never recorded a profit or income since the investment from Misonix. Since the investment was valued at zero and Misonix is under no obligation to fund Focus Surgery, we recorded the cash received as other income. The cash received on July 1, 2008 resulted from the sale of the Company’s investment and partial payment of debt in Focus Surgery and the cash amount received was recorded as other income. The unrecorded losses were not offset against the cash received for the sale of an equity portion in Focus Surgery plus debt because we were under no obligation to fund Focus Surgery and accounted for the transaction in accordance with APB 18.

SEC Comment:
•	We note you sold your investment in Focus to USHIFU. Please clarify if USHIFU is related to UKHIFU, your 60% owned subsidiary.
Response:
UKHIFU is not related to USHIFU.
We acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Misonix may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
/s/ Richard Zaremba
Richard Zaremba
Chief Financial Officer
Misonix, Inc.